

Reshaping skin and healthcare with cutting-edge products that solve 21st century challenges

INVESTOR DECK – Q3 2022 | **CONFIDENTIAL**
Solely intended to the recipient



The US skin and healthcare industries rely on outdated products.

We are here to change that.

Our rapidly expanding portfolio of technologically advanced products includes dermocosmetics and novel drug delivery mechanisms.

Our vision

is to introduce innovative skin and healthcare products for the contemporary consumer by sourcing and transferring technology to create distinctive brands.

With the ambition to take a challenge and make impact

we want to deliver ingredients in the safest, easiest, most affordable, eco-friendly and effective way, making a real impact: sustainably and ethically

With our solution

leveraging the first fast detaching, dissolving microneedle technology [1]

(1) Source: https://www.ondrugdelivery.com/seritech-leverages-fast-detaching-dissolving-microneedle-for-transdermal-drug-delivery/



We carry a diverse and growing portfolio introducing advanced products and rising brands that pack a punch



IPSYLON

ultra-effective clinically tested skincare with fast detaching microneedle patches for easy, effective treatment of a wide variety of skin types, ages and genders.



Medicinal products with unique microneedling state-of-the-art technology, we co-develop new products designed exclusively for the US market.



We are running our $5M Reg CF Series A with 2 immediate objectives

1

Launch IPSYLON in the US : innovative skincare brand of fast detaching, dissolving microneedle patches



2

Conduct clinical trials of medicinal products based on the same technology and seek FDA approval





5 reasons to invest in us

01

Company with a **purpose**, with products aiming to **make impact**: social, health, economic and environmental.

02

Solving real problems
we offer a more affordable, effective
and efficient way of delivering medicinal drugs.

03

Case for investment
IPSYLON is commercial.
R&D, product testing, clinical studies are done.
Now it is all about revenue generation and new IP.

04

Valuable portfolio
a portfolio of US-exclusive products, including IPSYLON and medicinal products, to potentially generate profit and grow company value.

05

The right team
with scientific, medical and business expertise, the right mix of founders and professionals and the support of our partner SeriTech.
We understand what modern consumers want, and we fill that niche.



IPSYLON

We think the next big thing in skincare is not an ingredient, but <u>how</u> we deliver the ingredient



IPSYLON

effective skincare with
2-minute application







IPSYLON
557 - DEEP NASO FILLER
557
DEEP
NASO
FILLER
Nasolabial Patch
Patch Nasolabial
Parche Nasolabial
IPSYLON
557 - DEEP NASO FILLER
557
DEEP
NASO
FILLER
Nasolabial Patch
Patch Nasolabial
Parche Nasolabial
557 dissolving hybrid long micro-vectors of high-grade hyaluronic acid, vitamin C, glutathione and retinal for deep nasolabial wrinkle reduction and skin rejuvenation.

ROUND PATCHES OF 137
DISSOLVING MICRO-VECTORS

- DARK SPOT MINIMIZER
- ACNE SCAR SMOOTHER

CURVE PATCHES OF 557 TO 607
DISSOLVING MICRO-VECTORS

- UNDER EYES FINE LINES AND CROW'S FEET
- FOREHEAD FINE LINES AND WRINKLES ERASER
- DEEP NASOLABIAL FOLDS FILLER

















1
2
3
FRONT (FACING SKIN)
BACK
4
30 sec
5
6
2 min



IPSYLON is clinically-proven through extensive trials[1]

CONCLUSION:

The topical treatment with "Dark Spot Corrector Patches" in human volunteers displays significant whitening and anti-dark spots effects after 10 (Day 21) and 15 applications (Day 42), substantiated in a significant reduction of the area and contrast of dark spots, and a significant increase of skin uniformity.



AREA OF DARK SPOTS



NUMBER OF DARK SPOTS

(1) Source: Bionos Biotech INF.845.25.10 "Clinical Assessment of 'Dark Spot Corrector Patch' After Application in 20 Volunteers", Valencia, Spain, April 2021



Right nasolabial wrinkle (untreated)

Left nasolabial wrinkle (treated)

IPSYLON is more effective than creams, serums and other microneedle patches[1]

The in vivo topical treatment with "Retinal Nasolabial Filler Patch" displays antiwrinkle capabilities in nasolabial area, through significant reduction of the total area, length, depth and roughness, and significant increase of smooth area.

When comparing the treatment with "Retinal Nasolabial Filler Patch" versus "Babaria Hyaluronic Acid Cream", impressive results were obtained for the depth of wrinkles after 8 weeks of application, meaning the treatment for this study with Filler Patch displayed a higher degree of effectiveness, compared to the HA Cream.

(1) Source: Bionos Biotech INF.846.20.10 "Hemi-Face Clinical Antiwrinkles Assessment of 'Retinal Nasolabial Filler Patch' for 56 Days in 20 Volunteers", Valencia, Spain, April 2021



IPSYLON
approach is opening a new | era in dermocosmetics

CONCLUSION:

The in vivo topical treatment with "IPSYLON Acne Scar Smoother Patches" displays smoothness and anti-rugosity capabilities, through significant improvement of smoothness.[(1)]





ROUGHNESS AREA
Roughness Area to DO (%)
100
75
50
25
0
Day 0
Day 28
Day 56
Day 84

SMOOTH AREA
Smooth Area to DO (%)
125
100
75
50
25
0
Day 0
Day 28
Day 56
Day 84

(1) Source: Bionos Biotech INF.846.20.10 "Clinical Assessment of 'Ipsylon Acne Scar Smoother Patches' for 12 Weeks in Human Volunteers", Valencia, Spain, May 2021


Global
Cosmetic
>$ 450B
Skincare
$ 150B
Sun-Sunbed
Exposure
7%
Sets
9%
Hand/Nail Care
12%
Lip Care
19%
Face/Neck
Care
53%
$ 15B
Dermo cosmetics
specialized
skincare
Growth +20%
IPSYLON within
4 years = 0.3% market share

IPSYLON addressable market is $15B and is one of the fastest growing sub-segments in skincare.[(1)]

IPSYLON targets consumers motivated by a switch to more effective, pure, less costly products.

(1) Source: SeriTech own market research, using statista.com and others



Revolutionizing drug delivery and disrupting a massive $1200B market



One of the most versatile drug delivery technology in the market.

The fast detaching, dissolving microneedling technology allows Innovatly to create medicinal products removing the limitations of syringes and other microneedle patches. [1]

Painless
Hundreds of microneedles with no discomfort. Instant closing of pores, reducing risks of infection or hyperpigmentation.

Easy
Simple, easy application in less than 2 minutes, no medical staff required and simple disposal process

Versatile
Very suitable delivery platform for medicinal drugs.

Dosage
100% of the active ingredient delivered. Compared to injections or creams, lesser dosage required.

Affordable
Comes at a fraction of the cost of traditional drug delivery systems and removes complex distribution chains.

Effective
All microneedles penetrate the skin to deliver the active ingredients in a solid form.

(1) Source: SeriTech



Medicinal patches can significantly reduce costs of transdermal drug delivery and could enable treatment to be delivered in underserved areas due to little equipment or training requirements.[1]



Hypodermic needles can be painful, induce bruising, bleeding, and bear contamination risks. They are used by medical staff, with strict disposal protocols and an expensive cold chain.



WHO estimates that 16 billion injections are administered worldwide but many of these used syringes are not disposed of correctly. With COVID, it has only gotten worse.



WORLD ECONOMIC FORUM
Top 10 Emerging Technologies of 2020
SPECIAL REPORT
NOVEMBER 2020
MEDICINE
Microneedles for Painless Injections and Tests
Fewer trips to medical labs make care more accessible

(1) Source: World Economic Forum: Top 10 Emerging Technologies, November 2020
https://www.weforum.org/reports/top-10-emerging-technologies-2020



Business, Financials and Organization



Product launch strategy

We create commercial products to resolve problems or assist domains in need for breakthrough.

We concentrate where we make the greatest impact, solving dermatology and broader medical problems, and having the largest commercial potential.

Our unique approach to co-developing and representing innovative brands enables American consumers to access novel products.

IPSYLON evolution

IPSYLON intends to further evolve to include more of highly effective skincare products.

Dermocosmetic co-development

We work with co-development partners to develop and commercialize innovative dermocosmetics with interesting ingredients.

Platform evolution

New shapes, needle length or blend, medical devices dedicated to specific uses, we will develop new concepts, commercial products and IP.

Medicinal products

We selected specific applications where the microneedle technology and silk proteins can make an impact and work with co-development partner to bring new medicinal products to market.



Skincare dermocosmetics

From IPSYLON we intend to co-develop a range of products to treat various skin conditions, where the microneedling technology offers a real, unmatched edge.



| Q4 2022 | June 2023 | June 2024 | June 2025 |

- IPSYLON 5 CORE PRODUCT
- GROWTH FACTOR
- MORE EVOLUTION
- IPSYLON+
- ACNE TREATMENT

3-year medicinal product launch schedule

We create commercial products to resolves problems or for domains in need for breakthrough.



| Q4 2022 | June 2023 | June 2024 | June 2025 |

- LIDOCAINE ARTHRITIS PAIN KILLER
- NSAID PAIN KILLER
- VACCINE DELIVERY
- SPECIFIC VACCINES
- DIABETES PATCH

Now, through our Series A, our use of funds will pursue:

Innovatly fundraising US$

IIPSYLON launch	1,000,000
USA Registration + MD	250,000
HR – admin	1,500,000
Base new product	1,000,000
Clinical trials	1,250,000
	5,000,000

- Commercial stage with IPSYLON with revenues.
- Strong US presence with skincare professionals.
- FDA registration and clinical trials of the fast detaching, dissolving microneedle patches as medical device.
- Development of the first medicinal products, including clinical trials and IP.
- We target a Series B in 1 year (Reg A).


Millions
5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
Clinical trials
Base new products
HR-admin
USA registration + MD
IPSYLON launch


Sales/marketing 10%
Production 10%
New products 20%
Regulatory/admin 5%
Clinical trials 25%
Overhead 30%

18





The best team to execute our plan

We are a multi-disciplinary team with a business-driver core and subject matter experts to guide us on cosmetic, scientific and medical domains.

Our team comes with strong support from IPSYLON brand owner SeriTech.

Board and Core management

Jose Escudero, CEO
20+ years in managing and developing businesses in retail, fashion, lifestyle and cosmetics. Board level experience, business education. Spanish, based in US/Latam.

Brad Williams, CFO, CPA
Board level and CFO experience for both multinationals and startups. Manages accounting firm, in charge of Finance function. Canadian.

Alejandro Sanchez, CMO
Brand development and marketing specialist, developed and executed marketing strategies for cosmetic brands. Colombia, based in US/Latam.

Jean-Daniel Sciboz, COO and HR
Serial entrepreneur, heading organizational functions across startups, co-founder of SeriTech group, Swiss national.

Esteban Leiderman, Head of Sales
Track record with sucdesful cosmetic and haircare brands, leading distribution activities in USA and selected other markets. Argentine.

Richard Joye, Chairman
20+ years of investment, startup management and business execution. CEO and co-founder of SeriTech Europe (owner of IPSYLON brand), Swiss national.

Luisa Sugisawa, Director
Multicultural, international experience in running complex projects and managing teams. Strong leadership in media and content creation.

Business, sales and marketing: 4
Hiring: 3

• Claudia Arguello, Digital Marketing
• Tim Morch, Domain Expert
• Bola Okanlawon, Business Analyst
• Hiring: US territory sales



Risk factors, disclaimer and
general considerations



Risk Factors

An investment in the Shares involves a number of risks.

You should carefully consider the following risks and other information in this Memorandum and information contained in the Subscription Agreement before purchasing the Shares.
This investment is highly speculative and you may lose all or a part of your investment.

Risks Related to the Company's Operations and Industry:

· Our risk management efforts may not be effective which could result in unforeseen losses.
· We are exposed to the risk of natural disasters, unusual weather conditions, pandemic outbreaks, political events, war and terrorism that could disrupt business and result in lower sales, increased operating costs and capital expenditures.
· We are susceptible to adverse economic conditions.
· We rely and expect to rely on a combination of confidentiality, assignment, and license agreements with our employees, consultants, and third parties with whom we have relationships, as well as intellectual property laws to protect our proprietary rights.
· Security breaches and improper access to or disclosure of our data or user data, or other hacking and phishing attacks on our systems, could harm our reputation and adversely affect our business.
· The Company is obligated to pay certain fees and expenses.
· The Company has a limited operating history, which makes it hard to evaluate its ability to generate revenue through operations.
· We may not be able to raise additional funds if and when needed.
· To the extent that we seek to expand our operations and increase our reserves through acquisitions, we may experience issues in executing acquisitions or integrating acquired operations.



Risk Factors

Risks Related to the Company and our Business:

· The Company may experience fluctuations in its quarterly results.
· Our financial condition and results of operation will depend on our ability to manage future growth effectively.
· Regulatory, legal and tax changes may adversely affect the Company.
· The Company is undertaking this Offering pursuant to a private offering exemption.
· There will exist recourse to the Company's assets.
· General economic conditions and recent events may affect the Company and its operations.
· Negative publicity could adversely affect our business and operating results.
· We may fail to implement our business plan.
· There may be unanticipated obstacles to the execution of the Company's business model.
· Management has broad discretion as to the use of proceeds.
· The Company's results are dependent on successful initiatives and acceptance by customers of the Company's products and services.
· Our operations overall may be impaired by the Coronavirus pandemic.
· Declining economic conditions could negatively impact our business.
· We expect that the Covid 19 /Coronavirus pandemic may materially impact our ability to move forward with our intended operations within the intended timeline.
· The Company is not profitable, has historically operated at a loss, and expects to continue to operate at a loss for the foreseeable future.
· There exists an inability to accurately forecast future revenue and growth.
· The Company operates in a highly competitive industry.
· The Company is dependent on current management and on our key personnel.
· We have a limited operating history and thus are subject to risks of business development.



Risk Factors

Risks Related to this Offering and the Shares:

· The offering price of the Shares has been determined arbitrarily.
· If the Company ceases operations the Shares will have limited or no value or use.
· There is a risk of uninsured losses.
· There is no assurance that purchasers of the Shares will receive a return on their investment.
· Investors may lack information for monitoring their investment.
· The Shares have no material history.
· Investing in private placements is risky.
· There may be adverse tax consequences for Investors upon certain future events.
· Prospective Investors must undertake their own due diligence.
· You have no ability to withdraw from your investment.
· While the stockholders have a right to vote thereon, the Board and the officers they designate will make all management decisions.
· If the Shares ever become transferable, such transactions may be irreversible, and, accordingly, losses due to fraudulent or accidental transactions may not be recoverable.
· Investors should expect to hold their Shares for an indefinite period of time.
· There is no public market for the Shares, so Investors may be unable to dispose of their investment.

DISCLOSURE AND FORWARD-LOOKING STATEMENTS

This presentation contains certain statements that may include 'forward looking statements' within the meaning of federal securities laws. All statements, other than statements of historical facts, included herein are 'forward-looking statements.' Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with and available from the Securities and Exchange Commission. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements. The financial information and data contained in this presentation is unaudited and does not conform to the Securities and Exchange Commission's Regulation S-X. This presentation includes certain estimated financial information and forecasts that are not derived in accordance with generally accepted accounting principles (GAAP), and which may be deemed to be non-GAAP financial measures within the meaning of Registration G promulgated by the Securities and Exchange Commission. The Recipient acknowledges that US securities laws prohibit any Person who has received from an issuer any material, non-public information from purchasing or selling securities of such issuer or from communicating such information to any other Person under circumstances in which it is reasonably foreseeable that such Person is likely to purchase or sell such securities

FOR ACCREDITED INVESTOR USE ONLY – DISCLAIMERS

This Investor Summary (this "Investor Summary") is being furnished by or on behalf of the Company based on information provided or furnished by the Company or from publicly available sources. Any information contained in this Investor Summary is being furnished for informational purposes only. The information contained herein is confidential and is provided for the exclusive use of the recipient and may not be reproduced, provided or disclosed to others, or used for any other purpose, without written authorization by JUSTLY Markets, LLC. ("Placement Agent") and the Company, and upon request must be returned to the Company or Placement Agent. JUSTLY Markets, LLC ("JUSTLY") a Delaware limited liability, is a FINRA/SEC registered Broker Dealer in connection with any transaction involving the Company pertaining to the matters contained herein. This Investor Summary is not intended to be and does not constitute financial advice or any other advice, is general in nature and not specific to any recipient. Recipients are responsible for their own investment research and investment decisions. This Investor Summary is for informational purposes only. Recipients should not construe any such information or other material as legal, tax, investment, financial, or other advice. Nothing contained on this Investor Summary constitutes a solicitation, recommendation, endorsement, or offer by Placement Agent or any third-party service provider to buy or sell any securities or other financial instruments in this or in any other jurisdiction in which such solicitation or offer would be unlawful under the securities laws of such jurisdiction. All content in this Investor Summary is information of a general nature and does not address the circumstances of any particular individual or entity. Nothing in this Investor Summary constitutes professional and/or financial advice, nor does any information in this Investor Summary constitute a comprehensive or complete statement of the matters discussed or the law relating thereto. Placement Agent is not a fiduciary by virtue of any person's use of or access to this Investor Summary or the information contained herein. Recipients alone assume the sole responsibility of evaluating the merits and risks associated with the use of any information or other content in this Investor Summary before making any decisions based on such information or other content.

In exchange for using this Investor Summary, recipients agree not to hold Placement Agent, its affiliates or any third-party service provider liable for any possible claim for damages arising from any decision recipients make based on information or other content made available to recipients through this Investor Summary. This Investor Summary is provided on an "as is" basis without warranties of any kind, either express or implied, including but not limited to warranties of title or implied warranties of merchantability or fitness for a particular purpose. The disclaimers of liability contained herein apply to any damages or injury caused by any failure of performance, error, omission, interruption, deletion, defect, delay in operation or transmission, computer virus, communication line failure, theft or destruction or unauthorized access to, alteration of, or use of record, whether for breach of contract, tortious behavior, negligence, or under any other cause of action. Any recipient of this Investor Summary acknowledges that Placement Agent are not liable for the defamatory, offensive, or illegal conduct of other third parties, members, or other users of the Investor Summary. In no event will Placement Agent or any person or entity involved in creating, producing, or distributing content of this Investor Summary be liable for any direct, indirect, incidental, special, or consequential damages (including but not limited to lost profits or trading losses) arising out of the use of or inability to use this Investor Summary or out of the breach of any warranty. Placement Agent neither endorses nor is responsible for the accuracy or reliability of any opinion, advice, information or statement on this Investor Summary. Under no circumstances will Placement Agent be liable for any loss or damage caused by any recipient's reliance on information obtained through the content on this Investor Summary. The information contained herein has not been independently verified, and neither the Company, Placement Agent nor its respective affiliates make any representation or warranty (expressed or implied) as to the accuracy or completeness of this Investor Summary or any statements, estimates or projections contained herein, and none of them will have any liability for any recipient's use of this Investor Summary or any other oral, written, or other communications transmitted to the recipient in the course of its evaluation of the Company.

This Investor Summary includes certain forward-looking statements, estimates and projections provided by, and with respect to the anticipated future performance of the Company. In some cases, recipients can identify forward-looking statements by terminology such as "may", "estimates", "anticipates", "intends", "will", "should", "could", "expects", "believes", or "predicts". Such statements, estimates, and projections reflect various assumptions and elements of subjective judgment made by management concerning anticipated results, which are subject to business, economic, and competitive uncertainties and contingencies, many of which are beyond the control of the Company and which may or may not prove to be correct. This Investor Summary contains certain projected financial information that reflects management's projections as to anticipated future results based upon assumptions that are inherently uncertain, including assumptions as to the size of the market in which it competes, general industry conditions, and other factors. The assumptions are based upon management's judgment. As a result, no representation or warranty is made as to the feasibility of the projected financial information included in this Investor Summary. The only information that will have any legal effect will be that which is specifically represented or warranted in a definitive agreement relating to a transaction with the Company and executed on behalf of the Company and a third party. This Investor Summary is only being made available to parties who have signed and returned a non-disclosure agreement and recipients are therefore bound by the terms of such non-disclosure agreement in respect of all information contained herein. The Company and Placement Agent accept no liability whatsoever for the actions of third parties with respect to any re-distribution of the Investor Summary. Placement Agent anticipate receiving a fee from the Company in connection with the transaction contemplated herein. This Investor Summary is not, and under no circumstances should be construed as, a solicitation to act as a securities broker or dealer in any jurisdiction. This material is general and broad insofar as it does not have regard to the particular circumstances or needs of any specific person who may read it. Recipients should not regard this Investor Summary as a substitute for the exercise of their own judgment. The Company reserves the right to negotiate with one or more prospective third parties at any time and to enter into a definitive agreement relating to a transaction with the Company without prior notice to the recipient or other prospective third parties. Also, the Company reserves the right, at any time, to terminate the further participation in the investigation and process by any party and to modify any procedures without giving advance notice or providing any reason thereof. The Company also reserves the right during the evaluation period to take any action, whether within or outside the ordinary course of business. Neither this Investor Summary nor its delivery to recipients shall constitute or be construed to be an offer to sell any securities of the Company. Neither the Company nor Placement Agent expect to update or otherwise revise this Investor Summary or other materials supplied herewith.

For Additional Information



Paul Karrlsson-Willis

Chief Executive Officer
JUSTLY Markets, LLC
t: (321) 200 – 4675
e: pkarrlsson-willis@investjustly.com



Eugenio Briales Gomez-Tarragona

Vice President, Head of Capital Markets
JUSTLY Markets, LLC
t: (617) 852 – 4952
e: ebriales@investjustly.com

Securities offered through JUSTLY Markets, LLC, member of FINRA/SIPC, a
registered broker/dealer and wholly owned subsidiary of Ideanomics, Inc.